January 29, 2010

Danielle Jones
Chief Financial Officer
Gladstone Commercial Corporation
1521 Westbranch Drive, Suite 200
Mclean, VA 22102

      Re: **Gladstone Commercial Corporation**
              Form 10-K
              Filed February 25, 2009
              File No. 001-33097

Dear Ms. Jones:

      We have completed our review of your filing and have no further comments at this time.

              Sincerely,

              Jennifer Gowetski
              Senior Counsel